NISCAYAH

15 May 2008

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
101

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

08002876

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

SUPPL

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

PROCESSED
JUN 02 2008
THOMSON REUTERS

SECURITAS SYSTEMS

Stockholm, April 10, 2008

Press release

Acquisition of G4S Sicherheitssysteme GmbH in Germany

Securitas Systems has acquired G4S's German security systems operation G4S Sicherheitssysteme GmbH. The purchase price amounts to MEUR 10 (MSEK 94) and the acquisition will contribute positively to EPS as of 2009.

G4S Sicherheitssysteme GmbH is one of the five largest companies in the security systems market in Germany. The company employs around 300 people and has twenty branches spread across Germany. The focus is on the banking and finance sector as well as the retail sector. Annual sales for 2007 amounted to approximately MEUR 34 (MSEK 315) with about one third in service agreements. Securitas Systems' German operation will, after the consolidation, have an approximate turnover of MEUR 64 (MSEK 590) and 560 employees.

The operation is expected to be consolidated into Securitas Systems' accounts as of May 2008, depending on the German antitrust authority handling time.

"With the acquisition, we will be the number three player and the largest product independent systems integrator on the German market. We will strengthen our service portfolio, reach critical volume and national coverage on the largest market in continental Europe," says Juan Vallejo, President and CEO of Securitas Systems AB.

Additional information:

Juan Vallejo, President and CEO	+46 (0)10 458 8000
Åsa Larsson, Head of Communications and Investor Relations	+46 (0)10 458 8017

Securitas Systems AB (publ.) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banks and financial institutions, industry, defence, healthcare and retail. Securitas Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Securitas Systems is listed on the Nordic list (mid cap) of the OMX Nordic Exchange in Stockholm. In April the company will change its name to Niscayah Group AB. The change of name will be formally submitted to the Annual General Meeting for resolution and carried into effect on April 22, 2008, after that the Company will be found on the Nordic list under the company name Niscayah and with the ticker NISC. This press release is also available on Securitas Systems' home page: www.securitassystems.com

Securitas Systems AB (publ) discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Trading Instruments Act. The Information was submitted for publication at 09.00, on April 10, 2008.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm, Sweden. Visiting address: Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36. www.securitassystems.com

SECURITAS SYSTEMS

Stockholm 22 04 08

PRESS RELEASE

Annual General Meeting of Securitas Systems AB (publ)

At today's Annual General Meeting of Securitas Systems AB (publ) the following was resolved:

Board of Directors

The Annual General Meeting resolved that the number of board members shall be seven with no deputy members. The Meeting re-elected Carl Douglas, Tomas Franzén, Eva Lindqvist, Juan Vallejo, Anders Böös and Ulrik Svensson as board members for the period up to and including the Annual General Meeting 2009. Melker Schörling declined re-election. The Meeting elected Jorma Halonen as new member and Chairman of the Board for the period up to and including the Annual General Meeting 2009. The fee to the board members was determined to SEK 2,000,000 in total (including consideration for committee work) to be distributed among the board members as follows: SEK 600,000 to the Chairman of the Board and SEK 250,000 to each of the other board members, except the CEO. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 100,000 and other members of the Audit Committee SEK 50,000. At the subsequent Statutory Meeting of the Board, Ulrik Svensson and Anders Böös were elected as members of the Audit Committee.

Nomination Committee

The Meeting resolved that the Nomination Committee shall consist of five members. The Meeting re-elected Gustaf Douglas (Säkl AB and Investment AB Latour), Marianne Nilsson (Swedbank Robur Fonder) and Mats Tunér (SEB Fonder) and elected Mikael Ekdahl (Melker Schörling AB) as members of the Nomination Committee for the period up until the Annual General Meeting 2009. Gustaf Douglas was re-elected as Chairman of the Nomination Committee. The elected committee members shall, at the latest in connection with the third quarterly report, appoint a fifth member of the committee, representing one of the major shareholders at the time.

Dividend

In accordance with the proposal of the Board, the Meeting resolved to declare a dividend of SEK 0.50 per share. 25 April 2008 was determined as record date for the dividend, and payment from the Central Securities Depository (*Sw: VPC*) is expected to commence on
30 April 2008.

Guidelines for remuneration to senior executives

The Annual General Meeting resolved on adoption of guidelines for remuneration to senior executives principally entailing that the remuneration and other terms of employment shall be competitive and in

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 10 458 8000, **Fax:** +46 8 619 0636, www.securitassystems.com

accordance with market conditions in order to ensure that the Securitas Systems Group will be able to attract and keep competent senior executives.
In addition to a fixed annual salary the group management may also receive a variable remuneration, which shall have a predetermined cap and shall be based on the outcome in relation to earnings targets within the individual area of responsibility (and in certain cases other key ratios). The variable remuneration shall vary between zero and the following maximum amounts; 75 per cent of the fixed annual salary for the CEO and a maximum of 60-75 per cent of the fixed annual salary for other individuals of the group management. The undertakings of the company as regards variable remuneration, may at maximal outcome as regards the present members of the senior management during 2008, amount to a maximum of MSEK 6. Apart from the above mentioned variable remuneration resolved upon, share-related or share-price related incentive programs can be resolved upon from time to time. Pension entitlements for senior executives shall apply from 65 years at the earliest. The pension plans shall mainly be defined contribution plans. Other benefits, e.g. extra health insurance or corporate health care, shall be paid to the extent that they are assessed as being commercially competitive for senior executives in equivalent positions on the market where the executive operates. In case of notice of termination by the company, the notice period for all senior executives shall amount to a maximum of 12 months and 24 months for the CEO. Severance payment, not exceeding 12 months basic salary, may be paid after the end of the notice period. In case of resignation by a senior executive, the notice period shall amount to a maximum of 6 months and no severance payment shall be awarded. The full guidelines can be found in the Report of the Board of Directors, which is part of the Annual Report and can be found on the company website.

Amendment of the Articles of Association
The Annual General Meeting approved the Board's proposal to amend the articles of association entailing that the company name is changed to Niscayah Group AB (§1).

This press release is also available on Securitas Systems' home page: www.securitassystems.com

Additional information:
Åsa Larsson, Head of Communications and Investor Relations +46 (0)10 458 8017

Securitas Systems AB (publ) discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Trading Instruments Act. The Information was submitted for publication at 18.30, on April 22, 2008.

SECURITAS SYSTEMS

Stockholm, April 23, 2008

Press release

Peter Ragnarsson leaves Securitas Systems

Securitas Systems AB (publ), under name change to Niscayah Group AB (publ.), today announced that Peter Ragnarsson will leave his position as CFO during 2008. Peter will leave the company for an opportunity outside the Group and will be succeeded by Håkan Gustavson, currently CFO at Enea.

Additional information:

Juan Vallejo, President and CEO	+46 (0)10 458 8000
Åsa Larsson, Head of Communications and Investor Relations	+46 (0)10 458 8017

Håkan Gustavson
Education: M. Sc. Business Administration and Economics, Stockholm School of Economics
Previous positions: CFO Media Edgecia Europe, Middle East & Africa, CFO TME Europe, Director Mergers & Acquisitions Young&Rubicam Europe.

Securitas Systems AB (publ.) under name change to Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banks and financial institutions, industry, defence, healthcare and retail. The Company's services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Systems is listed on the Nordic list (mid cap) of the OMX Nordic Exchange in Stockholm under ticker SYSI. At the Annual General Meeting that was held on Tuesday April 22, 2008 it was decided that the Company shall change its name to Niscayah Group AB (publ.). After customary registration with the Swedish Companies Registration Office the Company will be found on the Nordic list under the name Niscayah and with the ticker NISC. This is expected to take approx. 1 week as of April 23, 2008.

This press release is also available on Securitas Systems' home page: www.securitassystems.com

Securitas Systems AB (publ) discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Trading Instruments Act. The Information was submitted for publication at 14.00, on April 23, 2008.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm, Sweden, Visiting address: Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36, www.securitassystems.com

NISCAYAH

PRESS RELEASE

Stockholm, May 9, 2008

Niscayah is now the official name for Securitas Systems

At the Annual General Meeting that was held on Tuesday April 22, 2008 it was decided that the Company shall change its name to Niscayah Group AB (publ.). The name is now registered with the Swedish Companies Registration Office and the Company will, as of May 13th 2008, be found on OMX Nordic Exchange (mid cap) in Stockholm under the name Niscayah Group AB (publ.) and with the ticker NISC B.

For additional information:

Åsa Larsson, Head of IR and Communications + 46 10 458 80 17

The press release is also available on: www.niscayah.com

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banks and financial institutions, industry, defence, healthcare and retail. The Company's services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

Niscayah Group AB (publ)
Address: P.O. Box 12231 SE-102 26 Stockholm Sverige, **Visiting Address:** Lindhagensplan 70
Switchboard: +46 010 458 80 00, **Fax:** +46 8 619 06 36, www.niscayah.com

NISCAYAH

Interim Report

January-March 2008 (compared with the same period in the previous year)

- Sales increased by 9 percent to MSEK 1,798 (1,653).
- Operating income (EBIT) decreased by 15 percent to MSEK 99 (116), which resulted, in an operating margin (EBIT) of 5.5 percent (7.0).
- Income before tax amounted to MSEK 62 (122) Foreign exchange rate effects has affected the financial net with MSEK -9 (21).
- Net income amounted to MSEK 43 (85) and earnings per share amounted to SEK 0.12 (0.23).
- In comparison with the same period previous year, calendar effects are deemed to have impacted sales growth by approximately 2 percentage points and operating margin by approximately 0.8 percentage points.
- Securitas Systems AB has, in April, changed its name to Niscayah Group AB (publ), thereby achieving a uniform profile on all markets in which the Company is active.
- Outlook for 2008 – A total sales growth of over 10 percent and an EBITA margin around 9 percent.

MSEK	Jan-Mar 2008	Jan-Mar 2007	Rolling 12 months	Jan-Dec 2007
Sales	1,798	1,653	7,405	7,260
Sales growth, %	*9*	*12*	*13*	*14*
Organic sales growth, %	*5*	*13*	*9*	*11*
Operating income before amortization (EBITA)	104	120	662	678
EBITA margin, %	*5.8*	*7.3*	*8.9*	*9.3*
Operating income (EBIT)	99	116	641	658
Operating margin (EBIT), %	*5.5*	*7.0*	*8.7*	*9.1*
Income before tax	62	122	530	590
Net income	43	85	382	423
Earnings per share, SEK	0.12	0.23	1.05	1.16
Return on capital employed, %	*16*	*16*	*16*	*16*

Comments from the CEO, Juan Vallejo

The prioritization of profitability before organic growth in the segment US/UK/Ireland gives a continued effect despite weaker market conditions. Compared with previous year, growth and income in Mainland Europe have been impacted by a reduced number of working days due to calendar effects. In addition, a certain degree of slowdown, especially in the French banking sector has been noted. The project write-downs in the Norwegian operation have burdened operating income by MSEK 20. In all essentials, the situation has been resolved.

The cash flow was strengthened during the quarter as a result of lower working capital.

Following the end of the first quarter, a breakthrough has been achieved in Germany with the acquisition of G4S' German security operation. The acquisition means that the Group has attained the position as the third largest player on the market and the largest product-independent security integrator in Germany.

The impact from the project write-downs in the Norwegian operation, uncertainties in the banking market and the acquisition of G4S' operation in Germany means that the EBITA margin for 2008 is estimated to be around 9 percent.

Development per segment

Sales per segment

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2008	2007	2007
Mainland Europe	1,368	1,223	5,468
US/UK/Ireland	417	418	1,740
Other	13	12	52
Group	1,798	1,653	7,260

Operating income (EBIT) per segment

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2008	2007	2007
Mainland Europe	117	142	681
US/UK/Ireland	8	-4	68
Other	-26	-22	-91
Group	99	116	658

Operating margin (EBIT) per segment

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2008	2007	2007
Mainland Europe	8.6	11.6	12.5
US/UK/Ireland	2.0	-1.0	3.9
Other	-	-	-
Group	5.5	7.0	9.1

Group

Sales

Organic sales growth was weakened during the period and amounted to 5 percent (13). The growth rate was negatively affected by calendar effects, as Easter fell in March this year.

Sales increased by 9 percent to MSEK 1,798 (1,653).

Sales have been negatively impacted during the period by changes in exchange rates amounting to MSEK 27.

Income

Operating income before amortization (EBITA) decreased to MSEK 104 (120) and operating income (EBIT) decreased to MSEK 99 (116).

Operating income was positively impacted by changes in foreign exchange rates amounting to MSEK 0.5. The project write-downs in the Norwegian operation have burdened operating income by MSEK 20. In all essentials, the situation has been resolved.

The operating margin (EBIT) decreased to 5.5 percent (7.0). The low volume of production in Mainland Europe during the Easter weekend impacted the margin by approximately 0.8 percentage points.

The financial net during the period amounted to MSEK -37 (6). Changes in foreign exchange rates have impacted the financial net by MSEK -9 (21) and relates to Niscayah's most significant currencies against the Swedish krona.

Net income during the period amounted to MSEK 43 (85).

The cash flow was strengthened during the quarter as a result of lower working capital.

Return on capital employed

The Group's return on capital employed was 16 percent (16 percent as of December 31, 2007). The Group's operating capital employed amounted to MSEK 1,299 as of March 31, 2008 (MSEK 1,330 as of December 31, 2007). This corresponds to 19 percent (18 percent as of December 31, 2007) of sales, adjusted for full year sales in acquired companies.

The Group's capital employed amounted to MSEK 4,113 as of 31 March 2008 (MSEK 4,248 as of December 31, 2007).

Financial goals

Niscayah has two main financial goals:

- An average yearly sales growth of more than 10 percent, including acquisitions
- An average yearly return on capital employed that exceeds 20 percent

As of 31 March 2008, sales growth amounted to 9 percent and return on capital employed amounted to 16 percent.

Mainland Europe

MSEK	Jan-Mar 2008	Jan-Mar 2007	Jan-Dec 2007
Sales	1,368	1,223	5,468
Organic sales growth, %	*5*	*12*	*13*
Operating income (EBIT)	117	142	681
Operating margin (EBIT), %	*8.6*	*11.6*	*12.5*

Sales increased by 12 percent to MSEK 1,368 (1,223), of which 5 percent was organic growth. The growth rate was negatively affected by calendar effects, as Easter fell in March this year. In addition, a certain degree of slowdown, especially in the French banking sector has been noted. Other markets and customer segments continues to show a good demand.

The project write-downs in the Norwegian operation have burdened operating income by MSEK 20. In all essentials, the situation has been resolved.

Changes in foreign exchange rates have resulted in a positive currency effect of MSEK 20 on sales and MSEK 1 on operating income, compared with previous year.

During 2008, the focus lies upon strengthening the service organization in order to develop a uniform service offering.

US/UK/Ireland

MSEK	Jan-Mar 2008	Jan-Mar 2007	Jan-Dec 2007
Sales	417	418	1,740
Organic sales growth, %	*5*	*18*	*5*
Operating income (EBIT)	8	-4	68
Operating margin (EBIT), %	*2.0*	*-1.0*	*3.9*

Sales were unchanged compared with the first quarter of 2007, while organic growth amounted to 5 percent. The US banking segment has become more efficient and shows good result. The integration of the PEI and Securex acquisitions in the US is proceeding according to plan. Demand from the banking sector in the UK is continuing to have a negative impact.

The prioritization of profitability before organic growth in the segment, which turned the result into profit during 2007, has continued to have a positive impact on the earnings trend. Operating income in the segment has continued to be positive and the operating margin was 2 percent.

Changes in foreign exchange rates have resulted in a negative currency effect of MSEK 46 on sales and MSEK 1 on operating income, compared with previous year.

In the US, activities intended to increase the service proportion continues, while in the UK, work aimed at broadening the client portfolio into other industries intensifies.

Other financial information

Financial position

The Group's net debt as of March 31, 2008 amounted to MSEK 1,707 (MSEK 1,755 as of December 31, 2007) and equity amounted to MSEK 2,406 (MSEK 2,493 as of December 31, 2007).

The Group's principal credit facility of SEK 3 billion, which was raised in connection to the listing, has a remaining duration of slightly more than three years, with an option of a two year extension. The credit facility is intended to secure the Company's ongoing financial needs and strategic growth. Outstanding loans amounted to MSEK 2,005 as of March 31, 2008 (MSEK 1,970 as of December 31, 2007) and are, primarily, utilized in Swedish kronor, Euros and US dollars.

During the period the financial net amounted to MSEK -36.7 (5.6) and was impacted by MSEK -8.8 (20.7) as a consequence of changes in foreign exchange rates against the Swedish krona. The foreign exchange rate effect is primarily related to the Group's internal lending. The interest rate risk is managed by use of interest rate swap agreements and the valuation effects are included in the Group's net interest. As of March 31, 2008, the interest rate duration was 18.3 months.

Operating cash flow

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2008	2007	2007
Operating income before amortization (EBITA)	104	120	678
Investments in fixed assets	-50	-66	-203
Reversal of depreciations and amortization	43	36	155
Net investments in fixed assets	-7	-30	-48
Change in operating capital employed	70	41	-227
Operating cash flow	**167**	**131**	**403**
Operating cash flow as a % of operating income before amortization (EBITA)	***160***	***109***	***59***

Operating cash flow has increased by 27 percent compared with the same period last year. Lower net investments and positive changes in operating capital have contributed to the stronger cash flow during the first quarter.

Investments, depreciation and amortization

Investments in operating fixed assets decreased by 24 percent and amounted to MSEK 50 (66), of which MSEK 42 (47) were in tangible fixed assets. Depreciation and amortization of operating fixed assets increased by 19 percent and amounted to MSEK 43 (36), of which MSEK 36 (31) were in tangible fixed assets.

Acquisitions

The Group has executed the following acquisitions, which were consolidated for the first time during the period.

Included as of	Company	Annual sales	Number of employees
Jan 2, 2008	Installerende Partners, Netherlands	MSEK 26	20
Feb 1, 2008	Förebygget Brandskydd, Sweden	MSEK 11	10

For more information, see page 10

Personnel

At the end of the period, the number of staff was 6,093 (6,022 as of December 31, 2007), of whom, approximately 30 were gained from acquired companies.

Tax

The tax expense for the first quarter amounted to MSEK 19 (37), implying a tax rate of 31 percent (31). For the full year 2007, the tax rate was 28 percent.

The Parent Company

Net sales for Niscayah Group AB during the period amounted to MSEK 31 (0). Income after financial items for the period amounted to MSEK -7 (7). Cash and cash equivalents amounted to MSEK 296 (139 as of December 31, 2007). The Parent Company has, during the period, invested MSEK 0 (292) in shares in subsidiaries and MSEK 0 (0) in equipment.

Significant risks and uncertainty factors

Niscayah's main risk exposure is primarily related to risks in customer assignments, such as contract commitments, credit risks and liability risks in connection with the execution of projects and service assignments. The Group's operating risk analysis model focuses on significant aspects in contract management as well as the entire business cycle. The aim is to establish risk awareness and preventive measures aimed at minimizing damages and protecting clients and employees. Assessment and evaluation primarily take place during the negotiation and establishment of agreements, where the risk primarily is linked to the agreed assignment or to personal injury incidents connected to the assignment. All operating risk management is conducted in line with established polices and guidelines. Insurance solutions are utilized to minimize negative financial effects that may arise from indemnifications related to liability issues as well as property damage.

The Group's financial operations shall primarily support the business operations by securing financing, liquidity management and the minimization of financial risk exposure. The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection to the Group financing and ongoing transactions. All financial risk management is conducted in line with established policies and guidelines defining the mandate for the Company's internal bank, Group Treasury as well as the subsidiaries.

No significant additional risks are assessed to have arisen after the publication of the 2007 Annual Report. For further information regarding Niscayah's risk exposure and risk management, refer to pages 30-31 and Note 3 in the 2007 Annual Report.

Transactions with related parties

No transactions between Niscayah and related parties that significantly impacts the Company's financial position and income have taken place during the period.

Occurrences after the end of the reporting period

Contract

On 8 April, Niscayah AB, the Group's Swedish subsidiary, signed an agreement for MSEK 215 with Saab AB for the delivery of custom-designed security systems and services to new detention centers and remand prisons in Sweden. According to the contract with Specialfastigheter, Saab will act as a turnkey contractor and will supply surveillance systems to four surveillance centers, while Niscayah will be responsible for the main part of the functional adaptation, project management, installation design, support and maintenance.

Acquisition

On 10 April, G4S Sicherheitssysteme GmbH, one of the five largest companies within security systems in the German market, was acquired. The company employs approximately 300 people and has twenty branch offices throughout Germany. Its focus lies upon the banking and finance sector as well as the retail industry. Sales for 2007 amounted to MSEK 315 MSEK (MEUR 34), approximately one-third of which were within service. Following the merger, Niscayah's German operation will have sales of approximately MSEK 590 (MEUR 64) and will have 560 employees.

New name

At the Annual General Meeting on April 22, 2008, the Board of Directors' proposed amendment to the Articles of Association was approved, entailing that the Company's business name was changed to Niscayah Group AB. The license agreement with Securitas AB has been cancelled which means that no license cost will incur as of the fourth quarter.

Accounting principles

Niscayah Group's consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in the Annual Report for 2007. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting and according to the Swedish Financial Reporting Board's standard RFR 1.1 Additional accounting regulations for Groups.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and with the accounting standard RFR 2.1, Accounting for Legal Entities.

All definitions are presented on Niscayah's website: www.niscayah.com

Outlook for 2008

A total sales growth of over 10 percent and an EBITA margin around 9 percent.

Outlook for 2008 according to the full-year report on February 6th 2008

A total sales growth of over 10 percent and sustained operating margin.

Future reporting dates

August 5, 2008	Interim report January-June 2008
November 4, 2008	Interim report January-September 2008

Stockholm, May 13, 2008

Niscayah Group AB (publ.)

Juan Vallejo
CEO and President

This report has not been the subject of an audit by the Company's auditors.

Press conference

A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on 13 May 2008 at 10.30 am, CET.

To follow the press conference by telephone (and ask questions), please call:

Sweden: +46 (0) 8 50 520 270
UK: +44 (0) 208 817 9301
US: + 1 718 354 1226

For additional information contact:

Juan Vallejo, CEO and President,	+46 10 458 8000
Peter Ragnarsson, CFO,	+46 10 458 8000
Åsa Larsson, Head of and Communication,	+46 10 458 8000

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems.
www.niscayah.com

Niscayah AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication at CET 08.30 am on May 13, 2008.

Consolidated income statement

MSEK	Jan-Mar 2008	Jan - Mar 2007	Jan-Dec 2007
Sales	**1,797.5**	**1,652.9**	**7,260.2**
Cost of goods sold[1]	-1,190.0	-1,086.8	-4,734.6
Gross income	**607.5**	**566.1**	**2,525.6**
Selling and administrative expenses[1]	-503.4	-445.6	-1,847.3
Operating income before amortization (EBITA)	**104.1**	**120.5**	**678.3**
Amortization of acquisition-related intangible assets	-5.0	-4.2	-20.0
Operating income (EBIT)	**99.2**	**116.3**	**658.3**
Financial income and expenses[2]	-36.7	5.6	-67.8
Income before tax	**62.5**	**121.9**	**590.4**
Tax	-19.1	-37.3	-167.5
Net income for the period	**43.5**	**84.6**	**423.0**

Of which attributable to:			
Shareholders in the Parent Company	43.2	84.2	422.1
Minority interests	0.3	0.4	0.9
Earnings per share before dilution, SEK	0.12	0.23	1.16
Earnings per share after dilution, SEK	0.12	0.23	1.16

[1]Of which depreciation and amortization of			
Tangible fixed assets	-36.1	-31.3	-131.9
Intangible assets (excluding amortization of acquisition-related intangible assets)	-7.4	-4.9	-22.6
Total depreciation and amortization (excluding amortization of acquisition-related intangible assets)	**-43.5**	**-36.2**	**-154.5**

[2]Financial income and expenses			
Net interest income	-27.9	-15.1	-67.9
Currency effects (net)	-8.8	20.7	0.1
Total financial income and expenses	**-36.7**	**5.6**	**-67.8**

Key Ratios			
Sales growth, %	9	12	14
Organic sales growth, %	5	13	11
EBITA margin, %	5.8	7.3	9.3
Operating margin (EBIT), %	5.5	7.0	9.1
Net margin, %	2.4	5.1	5.8

Consolidated balance sheet

MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
ASSETS			
Fixed assets			
Intangible assets	2,916.9	2,991.2	3,022.6
Tangible assets	383.2	378.3	382.0
Deferred tax assets	54.8	31.8	62.1
Financial assets	1.3	0.8	1.0
Other receivables	14.3	19.9	14.5
Total fixed assets	**3,370.6**	**3,422.0**	**3,482.2**
Current assets			
Inventories	251.2	235.2	246.8
Accounts receivable and other receivables	2,567.4	2,171.8	2,557.2
Derivative instruments	11.7	-	16.3
Cash equivalents	452.3	582.9	401.9
Total current assets	**3,282.6**	**2,989.9**	**3,222.2**
TOTAL ASSETS	**6,653.2**	**6,411.9**	**6,704.4**

EQUITY			
Capital and reserves attributable to the Parent Company's shareholders	2,399.8	2,358.1	2,487.8
Minority interests	5.9	6.8	5.7
Total equity	**2,405.7**	**2,364.9**	**2,493.5**
LIABILITIES			
Long-term liabilities			
Borrowing	2,067.0	2,009.4	2,021.0
Other interest-bearing liabilities	4.0	86.7	4.8
Deferred income tax liabilities	142.7	102.8	161,0
Pension commitments	51.2	40.1	56.2
Other liabilities	29.7	45.8	31.8
Total long-term liabilities	**2,294.7**	**2,284.8**	**2,274.8**
Current liabilities			
Borrowing	69.9	47.9	50.4
Other interest-bearing liabilities	31.1	-	97.9
Accounts payable and other liabilities	1,851.8	1,714.3	1,787.8
Total current liabilities	**1,952.8**	**1,762.2**	**1,936.1**
TOTAL EQUITY AND LIABILITIES	**6,653.2**	**6,411.9**	**6,704.4**

The Group's capital employed and financing

MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
Operating capital employed	1,298.9	1,013.9	1,329.7
Goodwill	2,583.3	2,700.5	2,675.5
Acquisition-related intangible assets	230.3	210.8	243.1
Capital employed	**4,112.5**	**3,925.2**	**4,248.3**
Net debt	1,706.8	1,560.3	1,754.8
Equity	2,405.7	2,364.9	2,493.5

Key Ratios	31 Mar 2008	31 Mar 2007	31 Dec 2007
Operating capital employed as % of sales	19	15	18
Return on capital employed, %	16	16	16
Net debt/equity ratio, times	0.71	0.66	0.70
Equity/assets ratio	36	37	37

Consolidated cash flow statement

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2008	2007	2007
Cash flow before changes in working capital	27.5	74.9	576.3
Changes in working capital	109.3	59.0	-264.6
Cash flow from operating activities	**136.8**	**133.9**	**311.7**
Cash flow from investing activities	-75.3	-342.1	-545.6
Of which acquisition of subsidiaries/operations[1]	*-23.4*	*-268.9*	*-343.5*
Cash flow from financing activities	-4.5	146.4	-4.1
Cash flow for the period	**57.0**	**-61.7**	**-238.0**
Cash equivalents at beginning of period	**401.9**	**637.1**	**637.1**
Cash flow for the period	57.0	-61.7	-238.0
Exchange rate differences in cash equivalents	-6.7	7.6	2.8
Cash equivalents at end of period	**452.3**	**583.0**	**401.9**

[1]Specification of all acquired net assets and goodwill January - March 2008

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets			
Tangible fixed assets	1.4	-	1.4
Accounts receivable	5.7	-	5.7
Other assets	3.4	-	3.4
Other liabilities	-11.9		-11.9
Net debt	-0.3	-	-0.3
Identifiable net assets	**-1.7**		**-1.7**
Goodwill	-	-	26.8
Purchase price	-	-	**25.1**
Acquisition-related cash equivalents	-	-	-1.7
Total effect on Group cash equivalents	-	-	**23.4**

The Group's statement of recognized income and expenses

MSEK	31 Mar 2008			31 Dec 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Income and expenses recognized directly in equity						
Actuarial gains and losses, net	-			-7.8	-	-7.8
Translation differences	-131.2	-0.1	-131.3	-23.2	0.3	-22.9
Total income and expenses recognized directly in equity	**-131.2**	**-0.1**	**-131.3**	**-31.0**	**0.3**	**-30.7**
Net income for the period	43.2	0.3	43.5	422.1	0.9	423.0
Total income and expenses for the period	**-94.0**	**0.2**	**-93.8**	**391.1**	**1.2**	**392.3**

Effects of changes in consolidated equity

MSEK	31 Mar 2008			31 Dec 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Opening balance, 1 Jan	**2,487.8**	**5.7**	**2,493.5**	**2,226.5**	**6.3**	**2,232.8**
Income and expenses recognized directly in equity	**-131.2**	**-0.1**	**-131.3**	**-31.0**	**0.3**	**-30.7**
Net income for the period	43.2	0.3	43.5	422.1	0.9	423.0
Total capital changes, excluding transactions with the Company's owners	**-88.0**	**0.2**	**-87.8**	**391.1**	**1.2**	**392.3**
Dividend to minority interests	-	-	-	-	-1.8	-1.8
Warrants	-	-	-	16.2	-	16.2
Paid-out dividend	-	-	-	-146.0	-	-146.0
Closing balance	**2,399.8**	**5.9**	**2,405.7**	**2,487.8**	**5.7**	**2,493.5**

The Group's data per share

MSEK	Jan-Mar 2008	Jan-Mar 2007	Jan-Dec 2007
Share price at close of period	17.30	24.30	23.00
Dividend	-	-	0.5
Income after taxes	0.12	0.23	1.16
Number of outstanding shares	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897

The Group's segments, overview January-March

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sales, external	1,368.0	1,222.8	417.3	418.3	12.2	11.8	-	-	1,797.5	1,652.9
Sales, internal	0.4	-	-	-	8.4	6.8	-8.8	-6.8	-	-
Sales	**1,368.4**	**1,222.8**	**417.3**	**418.3**	**20.6**	**18.6**	**-8.8**	**-6.8**	**1,797.5**	**1,652.9**
Organic sales growth, %	*5*	*12*	*5*	*18*	*16*	-	-	-	*5*	*13*
Operating income before amortization (EBITA)	119.5	144.0	10.9	-2.0	-26.3	-21.5	-	-	104.1	120.5
EBITA margin, %	*8.7*	*11.8*	*2.6*	*-0.5*	*2.6*	-	-	-	*5.8*	*7.3*
Amortization of acquisition-related intangible assets	-2.4	-1.9	-2.6	-2.3	-	-	-	-	-5.0	-4.2
Operating income (EBIT)	**117.1**	**142.1**	**8.3**	**-4.3**	**-26.3**	**-21.5**	-	-	**99.2**	**116.3**
Operating margin (EBIT), %	*8.6*	*11.6*	*2.0*	*-1.0*	-	-	-	-	*5.5*	*7.0*
Operating capital employed	1,072.7	885.8	287.7	306.4	-61.5	-178.4	-	-	1,298.9	1,013.9
Operating capital employed as % of sales	*19*	*18*	*17*	*17*	-	-	-	-	*19*	*15*
Goodwill	1,364.1	1,323.9	1,154.2	1,300.1	65.0	76.6	-	-	2,583.3	2,700.5
Acquisition-related intangible assets	83.1	60.1	147.2	150.7	-	-	-	-	230.3	210.8
Capital employed	**2,519.9**	**2,269.8**	**1,589.1**	**1,757.2**	**3.5**	**-101.8**	-	-	**4,112.5**	**3,925.2**

The Group's organic sales growth and effects of changes in exchange rates

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization are presented below:

	Jan-Mar	Jan-Mar	
MSEK	**2008**	**2007**	**%**
Sales	**1,797.5**	**1,652.9**	***9***
Acquisitions/disposals	-85.9	-	
Exchange rate changes, 2007	27.4	-	
Organic sales	**1,739.0**	**1,652.9**	***5***

Operating income before amortization (EBITA)	**2008**	**2007**	**%**
Operating income before amortization (EBITA)	104.1	120.5	*-14*
Exchange rate changes, 2007	-0.3	-	
Operating income before amortization (EBITA)	**103.8**	**120.5**	***-14***

Operating income (EBIT)	**2008**	**2007**	**%**
Operating income (EBIT)	99.2	116.3	*-15*
Exchange rate changes, 2007	-0.5	-	
Operating income (EBIT)	**98.7**	**116.3**	***-15***

Consolidated income statement per quarter 2008

MSEK	Jan-Mar	Apr-June	July-Sept	Oct-Dec
Sales	**1,797.5**			
Cost of goods sold	-1,190.0			
Gross income	**607.5**			
Selling and administrative expenses	-503.4			
Operating income before amortization (EBITA)	**104.1**			
Amortization of acquisition-related intangible assets	-5.0			
Operating income (EBIT)	**99.2**			
Financial income and expenses	-36.7			
Income before tax	**62.5**			
Tax	-19.1			
Net income for the period	**43.5**			

Consolidated income statement per quarter 2007

MSEK	Jan-Mar	Apr-June	July-Sept	Oct-Dec
Sales	**1,652.9**	**1,808.2**	**1,701.7**	**2,097.4**
Cost of goods sold	-1,086.8	-1,176.9	-1,093.9	-1,377.0
Gross income	**566.1**	**631.3**	**607.8**	**720.4**
Selling and administrative expenses	-445.6	-470.9	-457.9	-472.9
Operating income before amortization (EBITA)	**120.5**	**160.4**	**149.9**	**247.5**
Amortization of acquisition-related intangible assets	-4.2	-5.3	-5.2	-5.3
Operating income (EBIT)	**116.3**	**155.1**	**144.7**	**242.2**
Financial income and expenses	5.6	-2.3	-33.8	-37.3
Income before tax	**121.9**	**152.8**	**110.9**	**204.9**
Tax	-37.3	-47.3	-33.2	-49.7
Net income for the period	**84.6**	**105.5**	**77.7**	**155.2**

The Parent Company's financial statements

The Parent Company's income statement

MSEK	Jan-Mar 2008	Jan-Dec 2007
Net sales	30.6	193.1
Other operating costs	-25.8	-88.0
Operating income	**4.8**	**105.1**
Financial income and expenses	-11.9	337.5
Income after financial items	**-7.1**	**442.6**
Appropriations	66.7	-67.0
Income before tax	**59.6**	**375.6**
Tax	-16.7	-59.5
Income for the year	**42.9**	**316.1**

The Parent Company's balance sheet

MSEK	31 Mar 2008	31 Dec 2007
ASSETS		
Fixed assets	9,028.1	9,019.5
Current assets	919.3	1,048.4
TOTAL ASSETS	**9,947.4**	**10,067.9**
EQUITY	**7,595.0**	**7,611.3**
Untaxed reserves	109.3	116.9
LIABILITIES		
Long-term liabilities	2,021.5	1,981.6
Current liabilities	221.6	358.1
TOTAL EQUITY AND LIABILITIES	**9,947.4**	**10,067.9**

END